ROCKET COMPANIES, INC.

1050 Woodward Avenue
Detroit, MI 48226

July 31, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance

Rocket Companies, Inc.
Registration Statement on
Form S-1 (File No. 333-239726)

Dear Mr. McWilliams:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 172,500,000 shares (including 22,500,000 shares to cover over-allotments) of Class A common stock, par value $0.00001 per share, of Rocket Companies, Inc. (the “Company”) be accelerated to August 4, 2020 at 3:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Very truly yours,

By:	/s/ Angelo Vitale
	Name:	Angelo Vitale
	Title:	General Counsel and Secretary

July 31, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rocket Companies, Inc.
Registration Statement on
Form S-1 (File No. 333-239726)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Rocket Companies, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on August 4, 2020 at 3:00 p.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 28, 2020
(ii)	Dates of distribution: July 28, 2020 – date hereof
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 20
(iv)	Number of prospectuses so distributed: approximately 3,050 copies

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
Name:	Erich Bluhm
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name:	John Kolz
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
Name:	Michael Rhodes
Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Amir Emami
Name:	Amir Emami
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]